Filed pursuant to Rule 424(b)(3)
SEC File No. 333-264306

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated May 23, 2022)

PRIMARY OFFERING OF
15,771,732 ORDINARY SHARES

SECONDARY OFFERING OF
9,251,006 ORDINARY SHARES,

ALPHA TAU MEDICAL LTD.

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1, effective as of May 20, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-264306). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Alpha Tau’s first quarter 2022 financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “DRTS” and “DRTSW,” respectively. On May 25, 2022, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $6.45 per ordinary share and $0.4051 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 26, 2022.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2022	December 31, 2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$98,071	$23,236
Restricted cash	837	618
Short-term deposits	8,092	8,080
Prepaid expenses and other receivables	4,204	707

Total current assets	111,204	32,641

LONG-TERM ASSETS:
Long term prepaid expenses	223	2,028
Property and equipment, net	7,613	7,546

Total long-term assets	7,836	9,574

Total assets	$119,040	$42,215

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2022	December 31, 2021
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade Payables	$3,829	$1,203
Other payables and accrued expenses	2,467	3,202

Total current liabilities	6,296	4,405

LONG-TERM LIABILITIES:
Warrants liability	18,755	-
Warrants to convertible Preferred shares	-	18,623

Total liabilities	25,051	23,028

Convertible Preferred shares of no-par value per share – Authorized: 25,348,176 shares as of December 31, 2021; Issued and outstanding: 0 and 13,739,186 shares as of March 31, 2022 and December 31, 2021, respectively	-	53,964

SHAREHOLDERS' DEFICENCY:
Share capital
Ordinary Shares of no-par value per share - Authorized: 362,116,800 and 72,423,360 shares as of March 31, 2022 and December 31, 2021, respectively; Issued and outstanding: 66,973,188 and 40,528,913 shares as of March 31, 2022 and December 31, 2021, respectively	-	-
Additional paid-in capital	172,573	18,063
Accumulated deficit	(78,584)	(52,840)

Total shareholders' equity (deficiency)	93,989	(34,777)

Total liabilities and shareholders' equity (deficiency)	$119,040	$42,215

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2022	2021

	Unaudited
Research and development, net	$5,235	$2,189

Marketing expenses	208	167

General and administrative expenses	3,338	379

Total operating loss	8,781	2,735

Financial expenses, net	16,961	8,965

Loss before taxes on income	25,742	11,700

Tax on income	2	11

Net loss	25,744	11,711

Net comprehensive loss	$25,744	$11,711

Net loss per share, basic and diluted	$(0.54)	$(0.29)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted*)	47,504,979	40,510,572

*) Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2022	2021

	Unaudited
Cash flows from operating activities:
Net loss	$(25,744)	$(11,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	231	164
Share-based compensation	1,982	145
Increase in prepaid expenses and other receivables	(3,447)	(307)
Decrease (increase) in long term prepaid expenses	1,805	(30)
Remeasurement of warrants to convertible preferred shares	16,911	8,462
Financial expenses, net	36	479
Increase in trade payables	2,626	72
Decrease in other payables and accrued expenses	(985)	(402)

Net cash used in operating activities	(6,585)	(3,128)

Cash flows from investing activities:
Purchase of property and equipment	(298)	(609)

Net cash used in investing activities	(298)	(609)

Cash flows from financing activities:
Proceeds from exercise of warrants	1,350	-
Proceeds from exercise of options	-	1
Proceeds from SPAC merger and PIPE financing, net of transaction cost	80,635	-

Net cash provided by financing activities	81,985	1

Effect of exchange rate changes on cash, equivalents and restricted cash	(48)	(564)

Increase (decrease) in cash, cash equivalents and restricted cash	75,054	(4,300)
Cash, cash equivalents and restricted cash at beginning of period	23,854	16,174

Cash, cash equivalents and restricted cash at end of period	$98,908	$11,874

Supplemental disclosures of cash flow information:
Income tax payments	$-	$40
Interest received	$-	$4

Non-cash activities:
Receivables from exercise of options to ordinary shares	$-	$20